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                                                                    EXHIBIT 99.1

                BAAN COMPANY SELLS ITS META4 SHAREHOLDING WHILE
               SIMULTANEOUSLY STRENGTHENING THE BAAN-META4 GLOBAL
                              RESELLER RELATIONSHIP

                 STOCK SALE RESULTS IN $20 MILLION GAIN FOR BAAN

BARNEVELD, THE NETHERLANDS, HERNDON, VIRGINIA, MARCH 12, 2000--Baan Company N.V. (NASDAQ: BAANF; ASE: BAAN), a global provider of enterprise business solutions, today announced the successful sale to global financial institutions of its entire 2.4 million shareholding in Meta4, a leading European-based provider of Human Resource Management (HRM) software. It also announced the strengthening of its commercial relationship with Meta4 through the renewal and expansion of its global reseller agreement for Meta4 applications. The transactions will result in an approximately net 20 million USD equity gain for Baan and will further strengthen the company's cash position by approximately 40 million USD.

      "Last week we announced agreements on a debt-for-equity exchange for 40 million USD in the Company's outstanding convertible subordinated notes, with the opportunity for further exchanges over the next two months. Add to that today's announcement on the sale of our minority stake in Meta4 and we have added over 60 million USD to our equity balance in just the last two weeks," said Rob Ruijter, Chief Financial Officer, Baan Company. "So, while Baan remains in a challenging environment, I think it should be clear to all that we are taking the steps we need to take to get our business back on track." The placement of Baan's Meta4 holdings with institutional investors was handled by ING Barings and Robertson Stephens.

      Under the terms of the Baan-Meta4 worldwide reseller agreement (which will be non-exclusive), Baan has paid to Meta4 approximately 13 Million USD in pre-paid license and maintenance fees for Meta4's HRM and payroll applications. Baan will have full rights for the next 12 years to resell that inventory (refreshed with the latest versions of Meta4's products) into Baan's installed base and to new customers bundled with other Baan enterprise business solutions. The strengthened reseller arrangement expands the original alliance agreement between the parties entered into in early 1998.

      "With this agreement, we look forward to strengthening our strategic partnership with Baan and recognize their continued commitment to our best-in-class, Web-based HRM products," said Joaquin Moya-Angeler, chairman and CEO of Meta4. "We recognize the value of our relationship with Baan and look forward to advancing this beneficial partnership."

      Since the January 1998 announcement of their strategic partnership, Baan Company and Meta4 have worked in close cooperation to integrate the human resources and payroll modules with Baan's enterprise applications. Baan has also developed an advanced level of expertise in Meta4's HRM solutions, which it will leverage as it markets those products in its role as a Meta4 reseller partner.



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ABOUT BAAN COMPANY

      Founded in 1978, Baan Company (NASDAQ: BAANF; ASE: BAAN) is a global provider of enterprise business solutions. Baan Company offers a comprehensive portfolio of integrated services and best-in-class, component-based applications that span an organization's entire value chain including E-Business and Web Commerce, Customer Relationship Management, Enterprise Resource Planning, Supply Chain Management, and Corporate Knowledge Management. Deployed at more than 15,000 customer sites worldwide, Baan Company solutions enable organizations to drive strategic business growth, improve business processes, reduce operating complexity, and increase corporate flexibility. Baan Company has dual headquarters in Barneveld, The Netherlands and Herndon, Virginia, USA and can be found on the World Wide Web at www.baan.com.

                                       ###

      Statements in this press release using the words "believes," "expects," "anticipates," and the like are forward-looking statements within the meaning of the Securities Exchange Act of 1934, as amended, and as such are subject to a number of risks and uncertainties that could significantly affect outcomes. Actual outcomes, therefore, may differ materially from the expectations, estimates, or assumptions expressed in or implied by any such statements. Typical risks and uncertainties may be reviewed in the Baan Company's public filings on file with the U.S. Securities and Exchange Commission (including its most recent Form 20-F and 6-K).

      "Baan" is a registered trademark of Baan Company, and any trade, product, or service name referenced in this release using the name "Baan" is a trademark and/or property of Baan Company. All other company, product, and service names may be trademarks of their respective owners.

For more information, please contact:

Peter Kramer, Baan Company
+31 (0 )342-428-888
pkramer@baan.com

or

George Thompson, Fleishman-Hillard (for Baan Company)
Tel: +202/828-9708
press@baan.com